Twenty One Capital, Inc.

111 Congress Avenue

Suite 500

Austin, Texas 78701

VIA EDGAR

February 9, 2026

Sonia Bednarowski

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Twenty One Capital, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-292584

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Twenty One Capital, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 12, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, request by telephone that such Registration Statement be declared effective.

Please contact Lorenzo Corte, of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, outside counsel to the Company, at +44 20 7519 7000, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jack Mallers
Name:	Jack Mallers
Title:	Chief Executive Officer

cc:	Lorenzo Corte and Maria Protopapa

Skadden, Arps, Slate, Meagher & Flom (UK) LLP